PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFS Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Primerica Pkwy
(No. and Street)

Duluth	GA	30099
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Grubenhoff (470) 564-6201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, N.E. Suite 2000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon Grubenhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFS Investments Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRANDY SMALLWOOD
NOTARY PUBLIC-GEORGIA
Walton County
My Commission Expires Feb. 10, 2019

Signature

CFO/Treasurer

Title

Brandy Smallwood

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFS Investments Inc.:

We have audited the accompanying statement of financial condition of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PFS Investments Inc. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Atlanta, Georgia
February 28, 2017

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	42,021,547
Restricted cash		60,021
Securities owned, at fair value (cost $7,331,961)		7,331,986
Accrued interest income		33,126
Due from mutual funds		16,213,055
Accounts receivable from representatives		1,244,809
Receivables from affiliates		2,608,239
Intangible asset, net of accumulated amortization of $18,246,514		2,403,787
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $526,500		98,430
Deferred tax asset, net		5,393,855
Other assets		1,755,638
Total assets	$	79,164,493
Liabilities and Stockholder's Equity		
Liabilities:		
Unpresented checks		407,391
Commissions payable to representatives		9,781,939
Payables to affiliates		5,321,797
Accounts payable and accrued expenses		15,582,804
Income taxes payable		4,820,055
Other liabilities		330,624
Commitments and contingent liabilities (see Commitments and Contingent Liabilities note)		
Total liabilities		36,244,610
Stockholder's equity:		
Common stock, $0.10 par value. Authorized, 100,000 shares; issued and outstanding, 25,500 shares		2,550
Additional paid-in capital		34,481,737
Retained earnings		8,435,596
Total stockholder's equity		42,919,883
Total liabilities and stockholder's equity	$	79,164,493

See accompanying notes to financial statement.

(1)   Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Description of Business

PFS Investments Inc. (the "Company" or "we") is a wholly owned subsidiary of Primerica Finance Corporation, which is a wholly owned subsidiary of Primerica, Inc. (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and functions as an introducing broker-dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). The Company's approximately 23,745 registered representatives primarily distribute mutual funds and qualified tuition plans ("529 plans") from five asset management firms. In these relationships, the Company receives dealer reallowances and 12b-1 trailer fees and, in turn, pays commissions to its registered representatives (i.e. agents).

In 2011, the Company became a registered investment adviser in the United States and introduced a managed accounts program consisting of ten portfolio models. The Company has a contractual arrangement with a third-party registered investment adviser (the "managed accounts co-advisor") to handle certain functions, including fund selections and modeling. Primerica Shareholder Services, Inc. ("PSS"), an affiliated registered transfer agent, serves as the transfer agent for the program. The Company earns advisory and custodial fees under the managed accounts program and, in turn, pays a portion of the advisory fees to its investment adviser representatives.

The Company has been approved by the Internal Revenue Service ("IRS") under applicable tax code provisions to act as a nominee custodian solely for federal income tax purposes for certain funds. The Company receives annual custodial fees in this capacity.

The Company consists entirely of one operating segment that serves consumers in the United States.

Basis of Presentation

We prepare our financial statement in accordance with U.S. generally accepted accounting principles ("GAAP"). These principles are established primarily by the Financial Accounting Standards Board ("FASB"). The preparation of the financial statement in conformity with GAAP requires us to make estimates and assumptions that affect the reported financial statement balances, as well as the disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates. Management considers available facts and knowledge of existing circumstances when establishing estimated amounts included in the financial statement. Current market conditions increase the risk and complexity of the judgments in these estimates. The most significant item that involves a greater degree of accounting estimates subject to change in the future is the valuation of securities owned.

As a registered broker-dealer, the Company is subject to Exchange Act Rule 17a-5 promulgated by the Securities Exchange Commission ("SEC"). The Company referred to guidance in the SEC's FAQ No. 6 dated April 4, 2014, and Footnote 74 of the adopting release for the Exchange Act Rule 17a-5 amendments. This guidance provided for circumstances where a broker-dealer had not held customer securities or funds during the fiscal year, but does not fit into the exemptive provisions for Exchange Act Rule 15c3-3 listed under Item 24 of Part IIA of FOCUS Form X-17A-5, but should nonetheless file an Exemption Report.

The Company files an Exemption Report, because its business activities during fiscal year 2016 were limited to effecting securities transactions via subscriptions. The Company claims the exemption provisions even though, in certain instances, the Company does not promptly forward customer checks to third-party fund companies and variable annuity issuers (refer to Note 6 and Note 10 for more information regarding variable annuity sales collected by the Company on behalf of an affiliate). In these instances,

the Company prepares a computation of reserve requirements pursuant to Exchange Act Rule 15c3-3 on a monthly basis and maintains a balance in a Special Account for the Exclusive Benefit of Customers of PFS Investments Inc. that exceeds the total amount of monies received (i.e., checks, in the Company's possession, drawn by customers in favor of third parties) for subscriptions by its customers. These customer checks are made payable to the third-party fund companies and variable annuity issuers and the Company cannot endorse or negotiate the checks under any circumstances.

Securities Owned

Securities owned are classified as trading securities and consist mostly of fixed-maturity and asset-backed debt securities, which are carried at fair value. Purchases and sales of securities are recorded on a trade-date basis.

Cash and Cash Equivalents

The Company considers all highly liquid securities purchased with a maturity of 90 days or less to be cash equivalents. Cash equivalents at December 31, 2016 include money market funds totaling approximately $38.0 million.

Accounts Receivable from Representatives

Accounts receivable from representatives represent amounts due from agents for licensing fees and commission reversals. Losses from such receivables are indemnified by other agents.

Intangible Asset

Effective July 1995, the Company terminated its agreement with Management Financial Services, Inc., owned by a former Company officer, by paying a lump-sum of approximately $20.7 million. Prior to July 1995, the Company was obligated to pay an amount equal to 5.25% of commissions received by the Company to Management Financial Services, Inc. Provisions of the buyout provide for a noncompete agreement to continue through October 2019. The amortization of this intangible asset is calculated on a straight-line basis over 24 years and 4 months, which represents the life of the associated noncompete agreement. No events have occurred during 2016, and no factors exist as of December 31, 2016 that would indicate that the net carrying value of this asset may not be recoverable or will not be used throughout its estimated useful life.

Income Taxes

The Company accounts for income taxes using a benefit-for-loss approach to the allocation of current taxes, whereby tax benefits resulting from operating losses or other tax attributes, which will be realized by other members of the consolidated group, go to the benefit of the Company. Using this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, restricted cash, due from mutual funds, accounts receivable from representatives, affiliate receivables and payables, accrued interest income, commissions payable to representatives, unpresented checks, and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments. Securities owned represent various investments in fixed-maturity and asset-backed debt securities, which are carried at fair value.

Due from Mutual Funds

Due from Mutual Funds represents commission fees receivable from various fund companies related to sales of mutual funds and 529 plans made by the Company's registered representatives. These fund companies collect a commission from client accounts at the time of the clients' purchase of the fund, and then remit the commissions to the Company. In addition, the Company receives a smaller, annual trail commission, or 12b-1 fee, based on client asset values.

Commissions Payable

Commissions payable represents amounts due to registered representatives for their sales of mutual funds and 529 plans as well as a portion of the 12b-1 and advisory fees earned by the Company.

Share-based Compensation

The Company provides share-based compensation to certain of its employees and agents under the Parent's Omnibus Incentive Plan ("OIP"). The OIP provides for the issuance of Parent equity awards, including stock options, stock appreciation rights, restricted stock, deferred stock, restricted stock units ("RSUs"), performance-based stock units ("PSUs"), unrestricted stock, as well as cash-based awards. Parent equity awards granted to the Company's employees consist of RSUs with the per-unit value determined using the fair market value of the Parent's common stock on the date of the grant.

The Company provides grants of the Parent's RSUs to agents ("agent equity awards") as a part of quarterly contests for sales of investment and savings products for which the grant and the service period occur within the same calendar quarter.

Agent equity awards vest and are measured using the fair market value at the conclusion of the quarterly contest; which is the time that performance is complete. However, agent equity awards are subject to long-term sales restrictions expiring over three years.

Additionally, the Company received allocated capital from the Parent and issued Parent equity awards on behalf of an affiliate. The Company is reimbursed by the affiliate for this amount in cash.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Updates No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 clarifies the principles for recognizing revenue by establishing the core principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue that is recognized. The amendments in ASU 2014-09, as updated by ASU No. 2015-14, are effective retrospectively for the Company beginning in fiscal year 2018. Early adoption is not permitted. We have performed an initial assessment of our revenues and we currently believe that it will not have a material impact on our financial statements. However, we will

continue to further evaluate all aspects of ASU 2014-09 and analyze our revenue streams through the adoption date.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09 ("ASU 2016-09") *Compensation—Stock Compensation (Topic 718) - Improvements to Employee Share-Based Payment Accounting.* ASU 2016-09 intends to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. We anticipate that its most notable impact on the Company's financial statements will involve the change in accounting for the income tax consequences associated with share-based payment transactions in the statement of earnings. The amendments in ASU 2016-09 require that the tax effect of the difference between the cumulative compensation cost of a share-based award recognized for financial reporting purposes and the deduction of the award for tax purposes ("excess tax benefits or deficiencies") be recognized as income tax expense or benefit in the statement of earnings. Under current GAAP, the Company recognizes excess tax benefits or deficiencies as an adjustment to additional paid-in capital in the statement of stockholder's equity. The amendments in ASU 2016-09 that require a change in the accounting for excess tax benefits and deficiencies in the statement of earnings are effective prospectively, and the Company will adopt the amendments in ASU 2016-09 beginning in the first quarter of 2017. We do not expect the adoption of the amendments in ASU 2016-09 to materially affect our results of operations.

During 2016, various accounting standard setting bodies, including the FASB, have been actively issuing updated and new guidance. Recent accounting guidance not discussed was not applicable, was immaterial to the Company's financial statements, or did not have a material impact on our business.

(2) Securities Owned

Securities owned, at fair value, as of December 31, 2016 were as follows:

	Fair value	Carrying amount
Corporate fixed-maturity securities	$ 5,007,847	$ 5,007,847
Foreign government fixed-maturity securities	1,999,666	1,999,666
Asset-backed securities	324,473	324,473
Total securities owned	$ 7,331,986	$ 7,331,986

All of our asset-backed securities represent variable interests in variable interest entities ("VIEs"). We are not the primary beneficiary of these VIEs because we do not have the power to direct the activities that most significantly impact the entities' economic performance. The maximum exposure to loss as a result of our involvement in these VIEs equals the carrying value of the securities.

Fair value is the price that would be received upon the sale of an asset in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We classify and disclose all invested assets carried at fair value in one of the following three categories:

(1) Level 1 – Quoted prices for identical instruments in active markets. Level 1 primarily consists of financial instruments whose value is based on quoted market prices in active markets, such as exchange-traded common stocks and actively traded mutual fund investments;

(2) Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 includes those financial instruments

that are valued using industry-standard pricing methodologies, models, or other valuation methodologies. Various inputs are considered in deriving the fair value of the underlying financial instrument, including interest rate, credit spread, and foreign exchange rates. All significant inputs are observable, derived from observable information in the marketplace, or are supported by observable levels at which transactions are executed in the marketplace.

(3) Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Level 3 consists of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and models using significant inputs not based on, nor corroborated by, readily available market information. Valuations for this category primarily consist of non-binding broker quotes.

As of the reporting period, all assets and liabilities recorded at fair value are classified in their entirety based on the lowest level of input (Level 3 being the lowest) that is significant to the fair value measurement. Significant levels of estimation and judgment are required to determine the fair value of certain of our investments. The factors influencing these estimations and judgments are subject to change in subsequent reporting periods.

In assessing fair value of our investments, we use a third-party pricing service. We perform internal reasonableness assessments on fair value determinations within our portfolio throughout the quarter and at quarter-end including pricing variance analyses and comparisons to alternative pricing sources and benchmark returns. If a fair value appears unusual relative to these assessments, we will reexamine the inputs and may challenge a fair value assessment made by the pricing service. If there is a known pricing error, we will request a reassessment by the pricing service. If the pricing service is unable to perform the reassessment on a timely basis, we will determine the appropriate price by corroborating with an alternative pricing service or other qualified source as necessary. We do not adjust quotes or prices except in a rare circumstance to resolve a known error.

All of our securities owned as of December 31, 2016 were classified as Level 2. There were no transfers between Levels 1, 2 or 3 during 2016.

(3) Income Taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The tax effects of temporary differences that give rise to the net deferred tax assets at December 31, 2016 are presented below:

		December 31, 2016
Deferred tax assets:		
State income taxes	$	2,092,580
Accrued expenses		1,975,885
Intangible assets		1,426,177
Other		894,288
Total deferred tax assets		6,388,930
Deferred tax liabilities:		
Distribution costs		(153,750)
Intangible assets		(841,325)
Total deferred tax liabilities		(995,075)
Net deferred tax asset	$	5,393,855

There was no deferred tax asset valuation allowance at December 31, 2016. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities,

projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The following is a rollforward of the Company's unrecognized tax benefits:

Balance, January 1, 2016	$	4,861,066
Increase (decrease) in unrecognized tax benefit – prior period		6,332
Increase (decrease) in unrecognized tax benefit – current period		1,002,746
Reductions in unrecognized tax benefits as a result of a lapse in statute of limitations		(666,186)
Balance, December 31, 2016	$	5,203,958

The total amount of unrecognized tax benefits at December 31, 2016 that, if recognized, would affect the Company's effective tax rate was approximately $3.9 million.

The total amounts of accrued interest and penalties in the Company's statement of financial condition as of December 31, 2016 were approximately $849,000 and are included in income taxes payable in the accompanying statement of financial condition.

As the Company is included in the consolidated tax return of the Parent, income taxes owed at year-end are payable to the Parent. As of December 31, 2016, federal income taxes of approximately $1,579,000 are payable to the Parent and are included in income taxes payable in the accompanying statement of financial condition.

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company's tax contingency reserves and the release of the oldest year for which taxes are reserved. The projected net movement in the Company's tax contingency reserves resulting from this projected movement is not considered to be material to the Company.

The Company is currently open to audit by the IRS for the year ended December 31, 2013 and thereafter for federal income tax purposes.

(4)   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital Requirement for Brokers or Dealers, as mandated by Rule 15c3-1 of the Exchange Act. This regulation requires the maintenance of minimum "net capital" of the greater of $250,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined, not exceed 15-to-1. At December 31, 2016, the Company had net capital of approximately $17.4 million, which was approximately $15.0 million in excess of its required net capital of approximately $2.4 million. The Company's aggregate indebtedness to net capital ratio was 2.08-to-1.

(5)   Liabilities Subordinated to the Claims of General Creditors

At December 31, 2016, the Company had no liabilities that were subordinated to the claims of general creditors.

(6)   Related-Party Transactions

The Company purchases computer services, programming services, electronic media resources, and printing services from affiliates to support its brokerage operations. The Company also incurs a management fee relating to certain shared general and administrative expenses allocated by an affiliate, Primerica Life Insurance Company ("PLIC"). As of December 31, 2016, the Company recorded a liability of approximately $3.6 million for

the amount owed to PLIC for these arrangements, which is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which it receives cash on behalf of Primerica Financial Services, Inc. ("PFS"), an insurance agency licensed affiliate, for commission income and pays all related expenses for sales of variable annuities, ultimately remitting the net amount to PFS. The Company also makes income tax installment payments on behalf of PFS. As of December 31, 2016, the Company recorded a payable of approximately $1.7 million for the net amount owed to PFS under these arrangements, which is included in payable to affiliates in the accompanying statement of financial condition.

The Company also receives a management fee to offset the cost of shared general and administrative expenses incurred on behalf of PSS. As of December 31, 2016, the Company recorded a receivable of $2.6 million for net amounts due from PSS, which is included in receivables from affiliates in the accompanying statement of financial condition.

All of the arrangements between the Company and its affiliates provide a right of offset.

The Company paid dividends of $20.7 million to the Parent during 2016 consisting entirely of cash.

(7) Commitments and Contingent Liabilities

The Company is involved from time to time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. These disputes are subject to uncertainties, including indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. As such, the Company is unable to estimate the possible loss or range of loss that may result from these matters unless otherwise indicated.

(8) Restricted Cash

To more efficiently serve its customers, the Company holds customer checks that are received with incomplete investment applications for longer than 24 hours while problems with the application are resolved. The Company holds certain customer checks up to 5 days and places an amount equal to 106% of the amount of the customers' funds held into a separate bank account for the exclusive benefit of customers. At December 31, 2016, the total amount of cash held in this separate account is reported as restricted cash in the accompanying statement of financial condition.

(9) Risk and Uncertainties

Investment securities are exposed to several risks, including but not limited to interest rate and credit risks. Due to the risks associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Company's financial statement.

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)
Notes to Financial Statement
December 31, 2016

(10) Form X-17A-5 Part II

Pursuant to SEC Rule 15c3-1, as adopted by FINRA, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. These variable annuity sales are, however, recorded in the financial records of PFS and, therefore, are not included in the accompanying financial statement. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part II, and the accompanying statement of financial condition. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise.

	Form X-17A-5 Part II	Variable annuity adjustments	Amortization of deferred sales commissions	Accompanying financial statements
Total ownership equity (including adjustments)	$ 728,430,587	$ (685,510,704)	$ -	$ 42,919,883
Nonallowable assets	(708,475,190)	684,874,636	-	(23,600,554)
Haircuts on securities	(1,934,525)	(5,407)	-	(1,939,932)
Net Capital	$ 18,020,872	$ (641,475)	$ -	$ 17,379,397